EyeCare Centers of America, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

	6 months 6/26/04		6 months 7/2/05		Proforma 6 months 7/2/05
Fixed Charges:
Interest expense, note discount & interest income		8,719,333		12,203,681		13,700,681
Amortization of debt issuance costs		982,662		1,260,653		1,260,653
Rental:
Store rent expense	15,906,134		16,087,466		16,087,466
O/H rent expense	646,742		432,145		432,145

	16,552,876		16,519,611		16,519,611
Times 1/3		4,469,277		4,460,295		4,460,295

Total Fixed Charges		14,171,272		17,924,629		19,421,629

Earnings:
Pretax income		16,834,169		(437,822)		13,457,178
Fixed Charges		14,171,272		17,924,629		19,421,629

Total Earnings		31,005,441		17,486,807		32,878,807

Ratio of earnings to fixed charges		2.19		0.98		1.69